SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of a letter submitted to the Comisión Nacional de Valores (CNV) dated December 17, 2015: Informs resignation of Members and Alternate Members of the Board of Directors

FREE TRASLATION FOR IMMEDIATE RELEASE Buenos Aires, December 17 th, 2015

Comisión Nacional de Valores

Dear Sirs,

RE.:	Information in Compliance with Title XII, Chapter I, Articles 2 and 3 and Title II, Chapter III, Article 15 of the Rules of the Comisión Nacional de Valores (CNV) (New Text 2013)

I am writing to you as Chairman of Telecom Argentina S.A (‘Telecom Argentina’ or the ‘Company’) in order to inform you the following:

1.	As duly notified on last December 9th, on such date, were received the resignation letters of directors Mrs. Mariana Laura González, Mr. Federico Horacio Gosman and Mr. Esteban Ariel Santa Cruz and the alternate directors Mrs. Verónica Daniela Álvarez, Mr. Juan Massolo and Mr. Eduardo Pablo Guillermo Setti, all of them being appointed by the Ordinary General Shareholders' Meeting held on April 23 of 2013 and to hold office for three fiscal years.

2.	At a meeting held today, Telecom Argentina's Board of Directors accepted the resignation submitted by the directors and their alternates mentioned above, considering that they are based on strictly personal reasons, and that they are not malicious, untimely or affect the normal functioning of the Board.

3.	While the resigning regular director Mr. Federico Horacio Gosman was also serving as a member of the Audit Committee of the Company, the Board decided as well to appoint as his replacement the director Enrique Llerena as a member of the Audit Committee of Telecom Argentina, from this date and until the celebration of the Annual Ordinary Shareholders' Meeting which will consider the documentation for the fiscal year 2015.

4.	Mr. Enrique Llerena qualifies as "independent director" for the Rules of the Comisión Nacional de Valores as well as for the Rules of the Securities & Exchange Commission of the United States.

Sincerely,

Telecom Argentina S.A.

/s/ Oscar C. Cristianci
Chairman

FOR IMMEDIATE RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	December 17 th, 2015	By:	/s/ Oscar C. Cristianci
			Name:	Oscar C. Cristianci
			Title:	Chairman